Exhibit No. 99

Supplemental Segment Information
In thousands	Three Months Ended January 31,		Nine Months Ended January 31,
Orders Received:	2005	2004	2005	2004
Sign Making and Specialty Graphics	$ 65,628	$ 60,645	$ 203,714	$ 205,606
Apparel and Flexible Materials	44,997	42,467	132,071	120,759
Ophthalmic Lens Processing	17,263	19,217	53,194	57,496
	$127,888	$122,329	$388,979	$383,861
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	January 31, 2005	April 30, 2004
Backlog:
Sign Making and Specialty Graphics	$ 818	$ 537
Apparel and Flexible Materials	36,702	30,957
Ophthalmic Lens Processing	3,434	4,371
	$ 40,954	$35,865
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